UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 April 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Maeve Carton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Maeve Carton

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 42,500 Ordinary Shares of €0.32 each
(ii) Maximum of 42,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

173,255 Ordinary Shares under Share Option Schemes
Maximum of 66,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 90,000 Ordinary Shares of €0.32 each
(ii) Maximum of 88,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

632,060 Ordinary Shares under Share Option Schemes
Maximum of 233,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 62,500 Ordinary Shares of €0.32 each
(ii) Maximum of 62,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

337,741 Ordinary Shares under Share Option Schemes
Maximum of 164,500 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mark S. Towe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and March 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 70,000 Ordinary Shares of €0.32 each
(ii) Maximum of 68,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

539,241 Ordinary Shares under Share Option Schemes
Maximum of 204,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Neil Colgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 15,000 Ordinary Shares of €0.32 each
(ii) Maximum of 8,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

68,427 Ordinary Shares under Share Option Schemes
Maximum of 14,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Erik Bax

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Erik Bax

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 47,500 Ordinary Shares of €0.32 each
(ii) Maximum of 47,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

241,215 Ordinary Shares under Share Option Schemes
Maximum of 102,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Doug Black

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and March 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 45,000 Ordinary Shares of €0.32 each
(ii) Maximum of 52,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

385,616 Ordinary Shares under Share Option Schemes
Maximum of 139,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 25,000 Ordinary Shares of €0.32 each
(ii) Maximum of 18,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

160,336 Ordinary Shares under Share Option Schemes
Maximum of 51,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and April 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 47,500 Ordinary Shares of €0.32 each
(ii) Maximum of 47,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

329,097 Ordinary Shares under Share Option Schemes
Maximum of 137,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

William J. Sandbrook

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William J. Sandbrook

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

(i)  Grant of options under the CRH 2010 Share Option Scheme
(ii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

(i) and (ii) 4th April 2011

18. Period during which or date on which it can be exercised

(i) 4th April 2014 to 3rd April 2021
(ii) Between March 2014 and March 2015

19. Total amount paid (if any) for grant of the option

(i) and (ii) Nil

20. Description of shares or debentures involved (class and number)

(i)  Maximum of 45,000 Ordinary Shares of €0.32 each
(ii) Maximum of 50,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

(i)  €16.38
(ii) Not applicable - this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

346,800 Ordinary Shares under Share Option Schemes
Maximum of 133,000 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

5th April 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  05 April 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director